Exhibit 99.1

Medigus to Enter Online Brands Marketing on Amazon Marketplace

Medigus Signs a non-binding letter of intent to acquire a controlling interest of two companies which operate as sellers of three brands on Amazon Marketplace

OMER, Israel, August 28, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced its entry into e-commerce business by signing a non-binding letter of intent to acquire a controlling interest in Smart Repair Pro, Inc. and Purex, Inc., two data-driven e-commerce companies, operating on the Amazon Marketplace. According to the LOI, Medigus will hold 50.01% of the issued and outstanding share capital of each of the companies, acquired through a combination of a cash investment in the companies, and an acquisition of additional shares from the companies’ current shareholders in consideration for restricted ADSs of Medigus. Medigus shall invest $1,250,000 in the Companies and shall issue $500,000 worth of restricted ADSs of Medigus to the current shareholders of such companies, with the value of restricted ADSs to be subject to downward adjustment based on the companies’ 2020 results. In addition, the companies’ current shareholders shall be entitled to additional milestone allotments of up to $750,000 in restricted ADSs subject to the companies’ achievement of certain milestones throughout 2021.

Liron Carmel, CEO of Medigus, said “This agreement is part of Medigus’ efforts to strengthen its two main fields of operation: medical operations which include the MUSE™ system, customized visualization solution through ScoutCam, Inc. and Polyrizon Ltd.’s bio-gels, and online operations through Gix Internet Ltd., Linkury Ltd. and these new e-commerce operations on the Amazon Marketplace. By leveraging our broad knowledge, experience and capabilities, we continue to maximize our operations and value proposition.”

The two companies currently manage three successful brands on the Amazon Marketplace, offering a variety of products. According to initial information provided to Medigus, the companies’ revenues target for 2020 is approximately $3 million with net profit of approximately 35%.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the closing of the Medigus acquisition of shares from the companies’ current shareholders, actual investment in the companies or the issuance of shares of the companies pursuant to such investment. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com